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Exhibit 12—page 1 of 2

Owens-Illinois, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Millions of dollars, except ratios)

	Years ended December 31,
	2002	2001	2000
Earnings (loss) before income taxes, minority share owners' interests, extraordinary items and cumulative effect of accounting change	$16.6	$667.2	$(391.6)
Less: Equity earnings	(27.0)	(19.4)	(19.8)
Add: Total fixed charges deducted from earnings	434.4	448.4	499.2
Proportional share of pre-tax earnings of 50% owned associates	13.3	10.4	11.0
Dividends received from less than 50% owned associates	12.0	9.9	14.5

Earnings available for payment of fixed charges	$449.3	$1,116.5	$113.3

Fixed charges (including the Company's proportional share of 50% owned associates):
Interest expense	$398.6	$414.2	$476.6
Portion of operating lease rental deemed to be interest	12.7	14.3	12.5
Amortization of deferred financing costs and debt discount expense	23.1	19.9	10.1

Total fixed charges deducted from earnings	$434.4	$448.4	$499.2
Preferred stock dividends (increased to assumed pre-tax amount)	30.7	36.7	21.7

Combined fixed charges and preferred stock dividends	$465.1	$485.1	$520.9

Ratio of earnings to fixed charges	1.0	2.5
Deficiency of earnings available to cover fixed charges			385.9
Ratio of earnings to combined fixed charges and preferred stock dividends	1.0	2.3
Deficiency of earnings available to cover combined fixed charges and preferred stock dividends			407.6

EXHIBIT 12—Page 2 of 2

Owens-Illinois, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Millions of dollars, except ratios)

	Years ended December 31,
	1999	1998
Earnings before income taxes, minority share owners' interests, and extraordinary items	$497.8	$209.0
Less: Equity earnings	(22.3)	(16.0)
Add: Total fixed charges deducted from earnings	452.4	404.8
Proportional share of pre-tax earnings of 50% owned associates	10.6	7.2
Dividends received from less than 50% owned associates	9.8	6.6

Earnings available for payment of fixed charges	$948.3	$611.6

Fixed charges (including the Company's proportional share of 50% owned associates):
Interest expense	$417.0	$372.6
Portion of operating lease rental deemed to be interest	26.5	24.8
Amortization of deferred financing costs and debt discount expense	8.9	7.4

Total fixed charges deducted from earnings	$452.4	$404.8
Preferred stock dividends (increased to assumed pre-tax amount)	35.5	21.3

Combined fixed charges and preferred stock dividends	$487.9	$426.1

Ratio of earnings to fixed charges	2.1	1.5
Ratio of earnings to combined fixed charges and preferred stock dividends	1.9	1.4

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Owens-Illinois, Inc. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of dollars, except ratios)
Owens-Illinois, Inc. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of dollars, except ratios)